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                                                                    EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


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Mellon Bank Corporation (parent Corporation) (a)
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                                                               Three months ended                 Six months ended
                                                                    June 30,                          June 30,
(dollar amounts in thousands)                                  1994          1993                1994         1993
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
Income before income taxes, and equity in
 undistributed net income (loss) of subsidiaries            $58,874      $291,707            $ 98,668     $136,878

Fixed charges: interest expense, one-third of
 rental expense net of income from subleases,
 and amortization of debt issuance costs                     25,045        29,495              49,415       57,562
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    Total earnings (as defined)                             $83,919      $321,202            $148,083     $194,440
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Preferred stock dividend requirements (b)                   $25 075      $ 25,075            $ 50,124     $ 55,182
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Ratio of earnings (as defined) to fixed charges                3.35         10.89                3.00         3.38

Ratio of earnings (as defined) to combined fixed
 charges and preferred stock dividends                         1.67          5.89                1.49         1.72
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

(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payments of dividends by such subsidiaries.

(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends. Series K nonredeemable perpetual preferred stock was issued on January 25, 1993. Accordingly, preferred stock dividends were not accrued for this security prior to its issue date.

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